EXHIBIT 99.14

PRESS RELEASE

Namibia: TotalEnergies makes a significant discovery
in offshore Block 2913B

Paris, February 24, 2022 – TotalEnergies has made a significant discovery of light oil with associated gas on the Venus prospect, located in block 2913B in the Orange Basin, offshore southern Namibia.

The Venus 1-X well encountered approximately 84 meters of net oil pay in a good quality Lower Cretaceous reservoir.

“This discovery offshore Namibia and the very promising initial results prove the potential of this play in the Orange Basin, on which TotalEnergies owns an important position both in Namibia and South Africa” said Kevin McLachlan, Senior Vice President Exploration at TotalEnergies. “A comprehensive coring and logging program has been completed. This will enable the preparation of appraisal operations designed to assess the commerciality of this discovery.”

Block 2913B covers approximately 8,215 km² in deep offshore Namibia. TotalEnergies is the operator with a 40% working interest, alongside QatarEnergy (30%), Impact Oil and Gas (20%) and NAMCOR (10%).

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We  may use certain terms in this press release, such as resources or net pay, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TotalEnergies SE —  Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex —  France, or at our website: www.totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.